HAECO

Hong Kong Aircraft Engineering Company Limited

2007 Interim Report



SWIRE

Stock code: 00044

Highlights

	Six months ended 30th June		Year ended 31st December
	2007	2006	2006
(in HK$ Million)			
Turnover	**2,229**	1,838	3,844
Net operating profit	**543**	386	779
Share of after-tax results of jointly controlled companies			
– Hong Kong Aero Engine Services Limited	**160**	125	282
– Other jointly controlled companies	**32**	24	48
Profit attributable to the Company's shareholders	**548**	398	847
Net cash generated from operating activities	**282**	449	1,063
Net cash inflow before financing activities	**388**	251	466
Total equity	**4,747**	4,382	4,347
(number of shares in '000)			
Average number of shares in issue	**166,325**	166,325	166,325
(in HK$)			
Earnings per share attributable to the Company's shareholders (basic and diluted)	**3.29**	2.39	5.09
Interim and final dividends per share	**0.88**	0.65	2.25
Special dividend per share	**–**	2.50	2.50
Equity attributable to the Company's shareholders per share	**24.04**	22.43	22.04

Note: Additional financial information of the Group's jointly controlled companies is presented on page 11.

CONTENTS

DESIGN: FORMAT LIMITED www.format.com.hk
This interim report is printed on FSC certified paper
with 25% recycled and vegetable oil-based inks

CONSOLIDATED RESULTS

Profit attributable to the Company's shareholders for the first half of 2007 was HK$548 million, a 38% increase over that of 2006, attributable primarily to increased heavy maintenance work in Hong Kong and Xiamen.

Your Directors have declared an interim dividend of HK$0.88 per share (2006: HK$0.65) payable on 25th September 2007 to shareholders registered at the close of business on 14th September 2007. The share register will be closed from 10th to 14th September 2007, both dates inclusive.

OPERATIONS

Demand for the Group's services has continued to be strong in the first half, with the Group's facilities operating at near full capacity. The Group is taking a number of initiatives to support further growth:

- HAECO's second hangar at Hong Kong International Airport was opened in December 2006 and the facilities are currently fully utilised. To meet anticipated market demand, it has been decided to upgrade the design of the third hangar in Hong Kong to cater for heavy maintenance work. This facility is expected to open during the first half of 2009.

- Taikoo (Xiamen) Aircraft Engineering Company Limited's ("TAECO") fifth hangar was opened in June 2007. A sixth hangar is under construction with opening planned for mid 2009. A new landing gear overhaul joint venture in Xiamen was formed in March 2007 and construction of the facilities has started, with operations expected to commence in mid 2008.

- Hong Kong Aero Engine Services Limited's ("HAESL") engine-build extension will open in the second half of 2007.

- An agreement was reached with Air Arabia in March 2007 for the establishment of a 49:51 HAECO:Air Arabia joint venture. The joint venture will operate a hangar, currently under construction at Sharjah airport, providing maintenance, repair and overhaul services for Airbus A320 aircraft.

Staff are being recruited and trained to cope with the planned growth in business.

PROSPECTS

Demand for the Group's services is expected to remain strong, and notwithstanding the introduction of additional capacity at TAECO, I expect that the Group's facilities will continue to be well utilised during the second half of the year.

Christopher D Pratt
Chairman
Hong Kong, 7th August 2007

Review of Operations

The Group's profit attributable to shareholders comprises:

	Six months ended 30th June 2007 HK$M	2006 HK$M	Change
HAECO Hong Kong operations	**214**	143	**50%**
Share of:			
TAECO	**151**	110	**37%**
HAESL	**160**	126	**27%**
Other subsidiaries and jointly controlled companies	**23**	19	**21%**
	548	398	**38%**

HAECO HONG KONG OPERATIONS

HAECO's Hong Kong operations comprise heavy maintenance in hangars, line maintenance at the passenger and cargo terminals at Hong Kong International Airport and component overhaul at Tseung Kwan O plus inventory technical management.

Following the opening of the second hangar in December 2006, the heavy maintenance business has continued to be strong with sold manhours increasing by 47% over the first half of 2006 to 1.31 million hours. 62% of the work was from non-Hong Kong based carriers.

Line maintenance movements handled grew 6% over the first half of 2006 with an average of 260 aircraft per day.

Component repair activity at the Tseung Kwan O facility totalled 0.12 million manhours, in line with the first half of 2006.

HAECO's inventory technical management service continues to expand with rotable assets of HK$247 million under management supporting 35 aircraft at the end of June 2007.

TAIKOO (XIAMEN) AIRCRAFT ENGINEERING COMPANY LIMITED

Heavy maintenance manhours sold by TAECO increased by 6% over the first half of 2006 to 1.85 million hours due to strong demand.

Line maintenance operations in Xiamen, Shanghai and Beijing grew 5% over the first half of 2006 with aircraft handled averaging 39 per day.

The fifth hangar was opened in June 2007 and will help ease capacity constraints in the other four hangars. A new training centre is under construction with the opening planned for the second half of 2008. The school aims to develop more production staff and update the skills of existing work force. Construction of the sixth hangar is progressing well with operation expected around mid 2009.

ENGINE OVERHAUL

HAESL (45% owned) and its jointly controlled company, Singapore Aero Engine Services Pte. Limited (20% owned by HAESL), returned good results for the period due to both increased work volume and a more favourable work mix. HAESL's engine throughput equivalents increased slightly to 106.

Expansion work on HAESL's workshop facilities is progressing well with opening expected in the second half of 2007.

JOINTLY CONTROLLED COMPANIES

All other jointly controlled companies in Mainland China and Hong Kong performed satisfactorily during the period.

ENVIRONMENT

The Group continues to monitor closely the impact of its operations on the environment and make every effort to reduce the extent of this impact. Details of this activity can be found in the environmental report on our website.

STAFF

The Group's headcount was:

	30th June 2007	31st December 2006	Change
HAECO	**4,403**	4,356	**1%**
TAECO	**4,708**	4,098	**15%**
HAESL	**825**	805	**2%**
Other subsidiaries and jointly controlled companies in which HAECO and TAECO own more than 20%	**916**	859	**7%**
	10,852	10,118	**7%**

FINANCIAL REVIEW

NET ASSETS

The Group's non-current net assets increased from HK$4,063 million to HK$4,289 million mainly due to capital expenditure of HK$305 million offset by HK$123 million of depreciation and amortisation. The capital expenditure was primarily on the hangars under construction and the rotable spares for the inventory technical management service. The Group's net current assets, excluding liquid funds, totalled HK$128 million (31st December 2006: Net current liabilities HK$212 million).

NET LIQUID FUNDS AND FINANCING

The Group's deposits and net cash equivalents totalled HK$670 million at 30th June 2007 (31st December 2006: HK$834 million), and it had committed but undrawn banking facilities of HK$550 million. This, together with its continued strong operating cash flow, is considered sufficient to meet its committed operating, working capital and capital expenditure requirements for the next 12 months.

CURRENCY FLUCTUATIONS

The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and the use of forward exchange contracts.

Consolidated Profit and Loss Account

for the six months ended 30th June 2007 – unaudited

	Note	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Turnover	4	**2,229**	1,838	3,844
Operating expenses:				
Staff remuneration and benefits		**(854)**	(791)	(1,676)
Cost of direct material and job expenses		**(522)**	(415)	(865)
Depreciation and amortisation		**(123)**	(113)	(229)
Insurance and utilities		**(47)**	(42)	(83)
Operating lease rentals – land and buildings		**(40)**	(31)	(64)
Repairs and maintenance		**(55)**	(43)	(99)
Other operating expenses		**(54)**	(31)	(79)
Operating profit	4	**534**	372	749
Net finance income	5	**9**	14	30
Net operating profit		**543**	386	779
Share of after-tax results of jointly controlled companies	9	**192**	149	330
Profit before taxation		**735**	535	1,109
Taxation	6	**(65)**	(45)	(81)
Profit for the period		**670**	490	1,028
Attributable to:				
The Company's shareholders		**548**	398	847
Minority interests		**122**	92	181
		670	490	1,028
Dividends				
Interim		**146**	108	108
Special		**–**	416	416
Final – proposed		–	–	266
		146	524	790
		HK$	HK$	HK$
Earnings per share attributable to the Company's shareholders (basic and diluted)	7	**3.29**	2.39	5.09

	2007 Interim HK$	2006 Interim HK$	2006 Final HK$	2006 Total HK$
Dividends per share	**0.88**	0.65	1.60	2.25
Special dividend per share	–	2.50	–	2.50

Consolidated Balance Sheet

at 30th June 2007 – unaudited

	Note	30th June 2007 HK$M	31st December 2006 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	8	**3,176**	2,988
Leasehold land and land use rights	8	**203**	204
Intangible assets	8	**3**	4
Jointly controlled companies	9	**724**	698
Retirement benefit assets	10	**166**	157
Deferred tax assets		**17**	12
		4,289	4,063
Current assets			
Stocks of aircraft parts		**103**	93
Work in progress		**206**	167
Debtors and prepayments	11	**607**	505
Deposits and bank balances		**670**	834
Derivative financial instruments	12	**71**	4
		1,657	1,603
Current liabilities			
Creditors and accruals	11	**820**	959
Taxation		**39**	22
		859	981
Net current assets		**798**	622
Total assets less current liabilities		**5,087**	4,685
Non-current liabilities			
Receipt in advance		**106**	112
Deferred tax liabilities		**234**	226
		340	338
NET ASSETS		**4,747**	4,347
Equity attributable to the Company's shareholders:			
Share capital	13	**166**	166
Reserves	14	**3,833**	3,499
		3,999	3,665
Minority interests		**748**	682
TOTAL EQUITY		**4,747**	4,347

Consolidated Cash Flow Statement

for the six months ended 30th June 2007 – unaudited

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Operating activities			
Cash generated from operations	**314**	456	1,089
Interest paid	**(4)**	(1)	(3)
Interest received	**13**	15	34
Taxation paid	**(41)**	(21)	(57)
Net cash generated from operating activities	**282**	449	1,063
Investing activities			
Purchase of property, plant and equipment	**(326)**	(294)	(690)
Sale of property, plant and equipment	**1**	2	2
Acquisition of interests in a subsidiary company	**(5)**	(27)	(27)
Acquisition of additional interests in a jointly controlled company	**–**	–	(17)
Loan repaid by a jointly controlled company	**–**	7	6
Dividends received from jointly controlled companies	**161**	112	315
Net decrease/(increase) in short-term deposits maturing after three months	**275**	2	(186)
Net cash generated from/(used in) investing activities	**106**	(198)	(597)
Net cash inflow before financing activities	**388**	251	466
Financing activities			
Repayment of term loans	**–**	(50)	–
Capital contribution from minority interests	**45**	–	–
Dividends paid to the Company's shareholders	**(266)**	(183)	(707)
Dividends paid to minority interests	**(68)**	–	–
Net cash used in financing activities	**(289)**	(233)	(707)
Net increase/(decrease) in cash and cash equivalents	**99**	18	(241)
Cash and cash equivalents at 1st January	**559**	791	791
Translation adjustment	**12**	–	9
Cash and cash equivalents at end of the period	**670**	809	559

Consolidated Statement of Changes in Equity

for the six months ended 30th June 2007 – unaudited

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Total equity at 1st January	**4,347**	4,098	4,098
Translation differences recognised directly in equity	**20**	2	18
Profit for the period	**670**	490	1,028
Total recognised income for the period	**690**	492	1,046
Dividends paid to the Company's shareholders	**(266)**	(183)	(707)
Dividends payable to minority interests	**(136)**	–	(68)
Acquisition of additional interests in a subsidiary company	**–**	(26)	(26)
Capital contribution from minority interests	**45**	–	–
Fair value gains, net of tax	**67**	1	4
Total equity at end of the period	**4,747**	4,382	4,347
Total recognised profit for the period attributable to:			
The Company's shareholders	**548**	398	847
Minority interests	**122**	92	181
	670	490	1,028

Notes to the Consolidated Accounts

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a) The unaudited consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2006 annual accounts with the addition of certain new standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and effective as at the time of preparing this information. Where applicable, the comparatives have been amended as required.

In 2007, the Group adopted the following new or revised standards and interpretations of HKFRS:

HK(IFRIC)-Int 7 "Applying the Restatement Approach under HKAS 29"

HK(IFRIC)-Int 8 "Scope of HKFRS 2"

HK(IFRIC)-Int 9 "Reassessment of Embedded Derivatives"

HKFRS 7 "Financial Instruments: Disclosures"

HKAS 1 (Amendment) "Presentation of Financial Statements: Capital Disclosures"

The adoption of such standards or interpretations does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the first half of 2007.

(b) The consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). This consolidated financial information should be read in conjunction with the 2006 annual accounts.

2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

3. MANAGEMENT OF FINANCIAL RISK FACTORS

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk, credit risk and liquidity risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forwards, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management.

4. SEGMENTAL INFORMATION

The Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have other significant activity so no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided as below. Financial summaries of the jointly controlled companies are provided under note 9.

Reporting by geographical segment:

	Operating principally in Hong Kong			Operating in Mainland China			Inter-segment elimination			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	2006 HK$M
Turnover	**1,511**	1,192	2,502	**760**	689	1,433	**(42)**	(43)	(91)	**2,229**	1,838	3,844
Operating profit	**244**	152	317	**290**	220	432				**534**	372	749
Net finance income	**4**	14	26	**5**	–	4				**9**	14	30
Share of after-tax results of jointly controlled companies	**172**	136	303	**20**	13	27				**192**	149	330
Profit before taxation	**420**	302	646	**315**	233	463				**735**	535	1,109
Profit for the period	**383**	278	608	**287**	212	420				**670**	490	1,028
Profit attributable to the Company's shareholders	**383**	278	608	**165**	120	239				**548**	398	847

Analysis of net assets and equity of the Group by geographical segment:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	30th June 2007 HK$M	31st December 2006 HK$M	**30th June 2007 HK$M**	31st December 2006 HK$M	**30th June 2007 HK$M**	31st December 2006 HK$M	**30th June 2007 HK$M**	31st December 2006 HK$M
Jointly controlled companies	**582**	579	**142**	119	**–**	–	**724**	698
Other assets	**3,186**	3,058	**2,208**	2,043	**(172)**	(133)	**5,222**	4,968
Other liabilities	**(795)**	(899)	**(576)**	(553)	**172**	133	**(1,199)**	(1,319)
Net assets	**2,973**	2,738	**1,774**	1,609	**–**	–	**4,747**	4,347
Equity attributable to the Company's shareholders	**2,967**	2,732	**1,032**	933	**–**	–	**3,999**	3,665
Minority interests	**6**	6	**742**	676	**–**	–	**748**	682
Total equity	**2,973**	2,738	**1,774**	1,609	**–**	–	**4,747**	4,347

5. NET FINANCE INCOME

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Finance income	**13**	15	33
Interest expense:			
Short-term bank loans	**(4)**	(1)	(3)
	9	14	30

6. TAXATION

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Current taxation:			
Hong Kong profits tax	**29**	12	9
Overseas tax	**33**	23	48
	62	35	57
Deferred taxation:			
Increase in deferred tax assets	**(5)**	(1)	(5)
Increase in deferred tax liabilities	**8**	11	29
	65	45	81

Provision for Hong Kong profits tax has been made by the Company of HK$29 million for the period ended 30th June 2007 (30th June 2006: HK$12 million; 31st December 2006: HK$9 million). Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$36 million for the period ended 30th June 2007 (30th June 2006: HK$28 million; 31st December 2006: HK$62 million).

7. EARNINGS PER SHARE (BASIC AND DILUTED)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders for the period ended 30th June 2007 of HK$548 million (30th June 2006: HK$398 million; 31st December 2006: HK$847 million) and to the weighted average 166,324,850 (30th June 2006: 166,324,850; 31st December 2006: 166,324,850) ordinary shares in issue during the period.

8. PROPERTY, PLANT AND EQUIPMENT, LEASEHOLD LAND AND LAND USE RIGHTS AND INTANGIBLE ASSETS

	Property, plant and equipment HK$M	Leasehold land and land use rights HK$M	Intangible assets – computer software HK$M
Net book value:			
At 31st December 2006	**2,988**	**204**	**4**
Translation differences	**6**	**1**	**–**
Additions	**305**	**–**	**–**
Disposals	**(3)**	**–**	**–**
Depreciation and amortisation	**(120)**	**(2)**	**(1)**
At 30th June 2007	**3,176**	**203**	**3**

9. JOINTLY CONTROLLED COMPANIES

Share of the financial results and positions of the jointly controlled companies for the period ended and at 30th June are as follows:

	HAESL			Others			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	2006 HK$M
Turnover	**1,271**	1,151	2,385	**165**	115	256	**1,436**	1,266	2,641
Operating expenses	**(1,097)**	(1,012)	(2,071)	**(128)**	(88)	(201)	**(1,225)**	(1,100)	(2,272)
Operating profit	**174**	139	314	**37**	27	55	**211**	166	369
Net finance income	**2**	3	5	**1**	–	–	**3**	3	5
Share of after-tax results of jointly controlled companies	**14**	8	18	**–**	–	–	**14**	8	18
Profit before taxation	**190**	150	337	**38**	27	55	**228**	177	392
Taxation	**(30)**	(25)	(55)	**(6)**	(3)	(7)	**(36)**	(28)	(62)
Profit for the period	**160**	125	282	**32**	24	48	**192**	149	330
Dividends paid	**151**	104	299	**10**	8	16	**161**	112	315
Funds employed:									
Non-current assets	**363**	364	370	**88**	92	84	**451**	456	454
Current assets	**510**	522	496	**148**	117	146	**658**	639	642
	873	886	866	**236**	209	230	**1,109**	1,095	1,096
Current liabilities	**(314)**	(267)	(289)	**(68)**	(98)	(79)	**(382)**	(365)	(368)
Non-current liabilities	**–**	(30)	(27)	**(3)**	–	(3)	**(3)**	(30)	(30)
	559	589	550	**165**	111	148	**724**	700	698
Financed by:									
Shareholders' equity and loans	**559**	589	550	**165**	111	148	**724**	700	698

10. RETIREMENT BENEFITS

Movement in the assets recognised in the balance sheet:

	Local Scheme HK$M	Expatriate Scheme HK$M	Total HK$M
At 31st December 2006	**121**	**36**	**157**
Increase due to:			
Total income	**1**	**4**	**5**
Contributions paid	**4**	**–**	**4**
At 30th June 2007	**126**	**40**	**166**

11. DEBTORS AND CREDITORS

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade debtors are performed periodically to minimise credit risk associated with receivables.

	30th June 2007 HK$M	31st December 2006 HK$M
Trade debtors and prepayments	**588**	486
Amount due from jointly controlled companies	**19**	19
	607	505
Trade creditors and accruals	**819**	956
Amount due to jointly controlled companies	**1**	3
	820	959

As at 30th June 2007, 100% of debtors (99% as at 31st December 2006) and 99% of creditors (99% as at 31st December 2006) were aged under six months.

12. DERIVATIVE FINANCIAL INSTRUMENTS

	Maturing		
	within 1 year HK$M	over 1 year HK$M	Total HK$M
Cash flow hedges:			
Forward foreign exchange contracts	15	56	71

The above forward contracts are contracted by TAECO with the banks in Mainland China, selling its future US Dollar or HK Dollar income for Renminbi to meet its future payments for the construction of the sixth hangar and some recurrent expenditure. The forward contracts are marked to the market forward contract rates at the balance sheet date with a total notional principal amount of HK$1,469 million at 30th June 2007 (31st December 2006: HK$1,016 million).

13. SHARE CAPITAL

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange. As at 30th June 2007, 166,324,850 shares were in issue (31st December 2006: 166,324,850 shares).

14. RESERVES

	Revenue reserve HK$M	Capital redemption reserve HK$M	Exchange translation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 31st December 2006	3,471	19	7	2	3,499
Profit attributable to the Company's shareholders	548	–	–	–	548
Previous year's final dividend paid	(266)	–	–	–	(266)
Recognised during the period	–	–	14	38	52
At 30th June 2007	3,753	19	21	40	3,833

15. CAPITAL COMMITMENTS

	30th June 2007	
	Group HK$M	Company HK$M
Contracted but not provided for in the accounts	412	158
Authorised by Directors but not contracted for	1,310	669
	1,722	827

Capital commitments are mainly related to the construction of the third hangar at the Hong Kong International Airport by the Company, the sixth hangar by TAECO and the landing gear overhaul facility by Taikoo (Xiamen) Landing Gear Services Company Limited at Xiamen, Mainland China.

16. RELATED PARTY AND CONTINUING CONNECTED TRANSACTIONS

The Group has a number of transactions with its related parties and connected persons. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the interim report are summarised below:

		Jointly controlled companies			Other parties			Total		
		Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	Note	2007 HK$M	2006 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2006 HK$M
Revenue from provision of services:										
Cathay Pacific Airways Limited Group (subject to reporting cap)	a	–	–	–	906	600	1,245	906	600	1,245
Other revenue	b	72	47	111	–	21	382	72	68	493
		72	47	111	906	621	1,627	978	668	1,738
Purchases:										
Costs payable to John Swire & Sons (H.K.) Limited under services agreement										
– Service fees payable during the period	a				18	12	28	18	12	28
– Expenses reimbursed at cost	a				11	10	15	11	10	15
Subtotal subject to reporting cap					29	22	43	29	22	43
– Share of administrative services					1	1	2	1	1	2
Total					30	23	45	30	23	45
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited					2	2	3	2	2	3
Spares purchases from Cathay Pacific Airways Limited					4	9	17	4	9	17
Other purchases	c	3	4	8	5	3	91	8	7	99
		3	4	8	41	37	156	44	41	164
Debtors	d	19	12	19	243	82	276	262	94	295
Creditors	d	1	1	3	54	10	23	55	11	26

Notes:

a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules.
The provision of services to Cathay Pacific Airways Limited Group includes aircraft maintenance, total care package, inventory management and logistics support.

b. Other revenue from jointly controlled companies mainly came from the provision to HAESL of engine component repairs and facilities rental on a commercial arm's length basis and of certain administrative services charged at cost.

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. These outstandings are included in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated balance sheet.

Information Provided in Accordance with the Listing Rules

CORPORATE GOVERNANCE

The Audit Committee of the Company has reviewed the results for the six-month period ended 30th June 2007.

Throughout the accounting period covered by the interim report, the Company has complied with all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

DISCLOSURE OF INTERESTS

Directors' interests

At 30th June 2007, the registers maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

Hong Kong Aircraft Engineering Company Limited	Capacity	No. of shares	Percentage of issued capital (%)	Note
The Hon. Sir Michael David Kadoorie (Alternate Director)	Trust	3,782,886	2.27	1
James Seymour Dickson Leach	Personal	124,800	0.08	-
David Tong Chi Leung	Personal	20,000	0.01	-

Taikoo (Xiamen) Aircraft Engineering Company Limited	Capacity	Percentage of issued capital (%)	Note
Chan Ping Kit	Controlled corporation	2.00	2

Notes:
1. The Hon. Sir Michael David Kadoorie is one of the beneficiaries and the founder of a discretionary trust which ultimately holds these shares.
2. The shares are held by Kin Kuen Development Company Limited in which Chan Ping Kit holds a 30% interest.

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2007 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

	Number of shares	Percentage of issued capital	Type of interest (notes)
1. Cathay Pacific Airways Limited	45,649,686	27.45	Beneficial owner
2. Swire Pacific Limited	100,200,303	60.24	Beneficial owner and attributable interest [1]
3. John Swire & Sons Limited	100,200,303	60.24	Attributable interest [2]
4. Marathon Asset Management Limited	9,742,130	5.86	Investment manager

Notes: At 30th June 2007:

(1) Swire Pacific Limited was interested in 54,550,617 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's interest of approximately 39.92% in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in the 100,200,303 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 34.32% of the issued share capital and approximately 54.86% of the voting rights.

Financial Calendar and Information for Investors

FINANCIAL CALENDAR 2007

Interim Report sent to shareholders	17th August
Shares trade ex-dividend	6th September
Share registers closed*	10th – 14th September
Interim dividend payable	25th September

* To qualify for the entitlement of the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 7th September 2007.

REGISTERED OFFICE

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

AUDITORS

PricewaterhouseCoopers

STOCK CODE

Hong Kong Stock Exchange:	00044
Symbol for ADR Code:	HKAEY
CUSIP Reference Number:	438569105

DEPOSITARY

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY10286-1258
U.S.A.
Tel: 1-888-BNY-ADRS (1-888-269-2377) (Toll free)
Fax: 1-212-571-3050
E-mail: ADR@bankofny.com
Website: www.adrbny.com

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: www.computershare.com

WEBSITE

www.haeco.com

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

General Manager
Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365

港機工程

香港飛機工程有限公司

二零零七年中期報告



太古

股票代號：00044

摘要

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年	二零零六年	二零零六年
(港幣百萬元)			
營業總額	**2,229**	1,838	3,844
營業淨溢利	**543**	386	779
應佔共控公司除税後業績			
— 香港航空發動機維修服務有限公司	**160**	125	282
— 其他共控公司	**32**	24	48
公司股東應佔溢利	**548**	398	847
營運業務產生的現金淨額	**282**	449	1,063
融資業務前的現金流入淨額	**388**	251	466
權益總額	**4,747**	4,382	4,347
(股份數目以千股計)			
平均已發行股份數目	**166,325**	166,325	166,325
(港元)			
公司股東應佔每股盈利(基本及攤薄)	**3.29**	2.39	5.09
每股中期及末期股息	**0.88**	0.65	2.25
每股特別股息	**–**	2.50	2.50
公司股東應佔每股權益	**24.04**	22.43	22.04

附註：集團共控公司的附加財務資料於第十一頁列述。

目錄

主席報告書

綜合業績

二零零七年上半年的公司股東應佔溢利為港幣五億四千八百萬元，數字較二零零六年增加百分之三十八，主要原因是香港及廈門的大型維修工程量有所增加。

董事局宣派中期股息每股港幣0.88元（二零零六年為港幣0.65元），定於二零零七年九月二十五日派發予於二零零七年九月十四日辦公時間結束時已名列股東名冊內的股東。股票過戶手續將於二零零七年九月十日至十四日（包括首尾兩天）暫停辦理。

業務營運

集團的服務需求於上半年間持續殷切，其設施的可用量已差不多全部運用。集團正進行多項計劃，以確保業務進一步發展：

- 港機工程位於香港國際機場的第二個機庫於二零零六年十二月啟用，現時其設施已全面使用。為應付預期的市場需求，港機工程已決定將香港第三個機庫的設計加強，使能進行大型維修工程。這項設施預計於二零零九年上半年啟用。
- 廈門太古飛機工程有限公司（「廈門太古飛機工程公司」）的第五個機庫於二零零七年六月啟用。第六個機庫正進行興建工程，預計於二零零九年年中啟用。一家新的起落架大修合資企業於二零零七年三月在廈門成立，其設施的興建工程已展開，預期於二零零八年年中投入運作。
- 香港航空發動機維修服務有限公司（「香港航空發動機維修服務公司」）的發動機裝建車間擴建部分將於二零零七年下半年啟用。
- 港機工程與 Air Arabia 於二零零七年三月達成協議，成立一家合資企業，港機工程與 Air Arabia 的股權比例為49:51。該合資企業將營運一個機庫，為空中巴士 A320型飛機提供維修、修理及大修服務，該機庫目前正於沙迦機場進行興建。

為配合計劃中的業務擴展，集團正進行員工招聘及培訓工作。

前景

儘管廈門太古飛機工程公司帶來額外的處理能力，但預計集團的服務需求持續殷切，本人預期集團設施在下半年將繼續有良好的使用率。

主席

白紀圖

香港，二零零七年八月七日

業務回顧

集團的股東應佔溢利包括：

	截至六月三十日止六個月		
	二零零七年 港幣百萬元	二零零六年 港幣百萬元	變幅
港機工程在香港的業務	214	143	50%
應佔：			
廈門太古飛機工程公司	151	110	37%
香港航空發動機維修服務公司	160	126	27%
其他附屬公司及共控公司	23	19	21%
	548	398	38%

港機工程在香港的業務

港機工程在香港的業務包括於香港國際機場的機庫進行大型維修工程及在客貨運站進行外勤維修工程、於將軍澳進行部件大修工程，以及提供庫存技術管理服務。

第二個機庫於二零零六年十二月啟用後，大型維修業務持續強勁，售出的工時較二零零六年上半年增加百分之四十七，至一百三十一萬小時。百分之六十二的工程來自非以香港為基地的航空公司。

外勤維修業務較二零零六年上半年增長百分之六，每日平均處理二百六十架飛機。

將軍澳設施的部件修理業務共錄得十二萬工時，與二零零六年上半年相符。

港機工程的庫存技術管理服務繼續擴展，二零零七年六月底結算，管理的可修周轉件資產達港幣二億四千七百萬元，為三十五架飛機提供服務。

廈門太古飛機工程有限公司

由於需求殷切，廈門太古飛機工程公司所售出的大型維修工時較二零零六年上半年增加百分之六至一百八十五萬小時。

廈門、上海及北京的外勤維修業務較二零零六年上半年增長百分之五，每日平均處理三十九架飛機。

第五個機庫已於二零零七年六月啟用，將有助減輕另外四個機庫在處理能力方面的限制。一所新的培訓中心目前正進行興建，預期於二零零八年下半年啟用。培訓中心旨在培育更多生產工作人員，以及提升現有工作人員的技術。第六個機庫的興建工程進展良好，預期於二零零九年年中投入運作。

發動機大修

由於工程量增加以及工種配合得宜，香港航空發動機維修服務公司（公司佔百分之四十五股權）及其共控公司新加坡航空發動機維修服務有限公司（香港航空發動機維修服務公司佔兩成股權）均於期內取得良好的業績。香港航空發動機維修服務公司處理的發動機同類部件稍微增加至一百零六台。

香港航空發動機維修服務公司的車間設施擴建工程進展良好，預期於二零零七年下半年啟用。

共控公司

其他所有位於中國內地及香港的共控公司於期內表現令人滿意。

環境保護

集團繼續密切監控其業務運作對環境造成的影響，並盡一切所能減低影響的程度。有關這方面的工作，於集團網站登載的環保報告內詳述。

員工

集團的員工數目如下：

	二零零七年六月三十日	二零零六年十二月三十一日	變幅
港機工程	**4,403**	4,356	1%
廈門太古飛機工程公司	**4,708**	4,098	15%
香港航空發動機維修服務公司	**825**	805	2%
港機工程及廈門太古飛機工程公司持有超過兩成權益的其他附屬公司及共控公司	**916**	859	7%
	10,852	10,118	7%

財務回顧

資產淨值

集團的非流動資產由港幣四十億六千三百萬元增至港幣四十二億八千九百萬元，主要來自港幣三億零五百萬元資本開支，此開支被港幣一億二千三百萬元折舊及攤銷所抵銷。資本開支主要用於興建中的機庫及庫存技術管理服務的可修周轉件。集團不包括流動資金的流動資產淨值總計為港幣一億二千八百萬元（二零零六年十二月三十一日流動負債淨額為港幣二億一千二百萬元）。

流動資金淨額及融資

於二零零七年六月三十日結算，集團的存款及現金等價物淨額總計為港幣六億七千萬元（二零零六年十二月三十一日為港幣八億三千四百萬元），集團並有未動用而已承擔銀行信貸安排港幣五億五千萬元。加上其營業現金流量持續強勁，集團認為足以應付未來十二個月間已承擔的營業、營運資金及資本開支需要。

貨幣浮動

集團的收入以港幣及美元為主，開支亦如是。唯一例外是大量開支以人民幣計算的廈門太古飛機工程公司。廈門太古飛機工程公司透過以人民幣保留盈餘資金，以及採用遠期外匯合約，以減少面對人民幣兌美元匯率變動所產生的風險。

綜合損益賬

截至二零零七年六月三十日止六個月 — 未經審核

	附註	截至六月三十日止六個月 二零零七年 港幣百萬元	截至六月三十日止六個月 二零零六年 港幣百萬元	截至十二月三十一日止年度 二零零六年 港幣百萬元
營業總額	4	**2,229**	1,838	3,844
營業開支：				
職員薪酬及福利		**(854)**	(791)	(1,676)
直接材料費用及工作開支		**(522)**	(415)	(865)
折舊及攤銷		**(123)**	(113)	(229)
保險及公用開支		**(47)**	(42)	(83)
營業租賃租金 — 土地及樓宇		**(40)**	(31)	(64)
修理及維修		**(55)**	(43)	(99)
其他營業開支		**(54)**	(31)	(79)
營業溢利	4	**534**	372	749
財務收入淨額	5	**9**	14	30
營業淨溢利		**543**	386	779
應佔共控公司除稅後業績	9	**192**	149	330
除稅前溢利		**735**	535	1,109
稅項	6	**(65)**	(45)	(81)
本期溢利		**670**	490	1,028
應佔：				
公司股東		**548**	398	847
少數股東權益		**122**	92	181
		670	490	1,028
股息				
中期		**146**	108	108
特別		**–**	416	416
末期 — 擬派		**–**	–	266
		146	524	790
		港元	港元	港元
公司股東應佔每股盈利（基本及攤薄）	7	**3.29**	2.39	5.09

	二零零七年 中期 港元	二零零六年 中期 港元	二零零六年 末期 港元	二零零六年 合共 港元
每股股息	**0.88**	0.65	1.60	2.25
每股特別股息	**–**	2.50	–	2.50

綜合資產負債表

二零零七年六月三十日結算 — 未經審核

	附註	二零零七年六月三十日 港幣百萬元	二零零六年十二月三十一日 港幣百萬元
資產及負債			
非流動資產			
物業、廠房及設備	8	**3,176**	2,988
租賃土地及土地使用權	8	**203**	204
無形資產	8	**3**	4
共控公司	9	**724**	698
退休金資產	10	**166**	157
遞延税項資產		**17**	12
		4,289	4,063
流動資產			
飛機零件存貨		**103**	93
未完工程		**206**	167
應收及預付賬項	11	**607**	505
存款及銀行結存		**670**	834
衍生金融工具	12	**71**	4
		1,657	1,603
流動負債			
應付及應計賬項	11	**820**	959
税項		**39**	22
		859	981
流動資產淨值		**798**	622
資產總額減流動負債		**5,087**	4,685
非流動負債			
預收款項		**106**	112
遞延税項負債		**234**	226
		340	338
資產淨值		**4,747**	4,347
公司股東應佔權益			
股本	13	**166**	166
儲備	14	**3,833**	3,499
		3,999	3,665
少數股東權益		**748**	682
權益總額		**4,747**	4,347

綜合現金流量表

截至二零零七年六月三十日止六個月 — 未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元
營運業務			
營業產生的現金	**314**	456	1,089
已付利息	**(4)**	(1)	(3)
已收利息	**13**	15	34
已付稅項	**(41)**	(21)	(57)
營業產生的現金淨額	**282**	449	1,063
投資業務			
購買物業、廠房及設備	**(326)**	(294)	(690)
出售物業、廠房及設備	**1**	2	2
購入一家附屬公司權益	**(5)**	(27)	(27)
購入一家共控公司額外權益	**–**	–	(17)
共控公司償還借款	**–**	7	6
已收共控公司股息	**161**	112	315
逾三個月到期的短期存款減少/(增加)淨額	**275**	2	(186)
投資業務產生/(所用)的現金淨額	**106**	(198)	(597)
融資業務前的現金流入淨額	**388**	251	466
融資業務			
償還長期借款	**–**	(50)	–
少數股東注資	**45**	–	–
已付予公司股東的股息	**(266)**	(183)	(707)
已付予少數股東的股息	**(68)**	–	–
融資業務所用的現金淨額	**(289)**	(233)	(707)
現金及現金等價物增加/(減少)淨額	**99**	18	(241)
一月一日結算的現金及現金等價物	**559**	791	791
匯兌調整	**12**	–	9
期末結算的現金及現金等價物	**670**	809	559

綜合權益變動表

截至二零零七年六月三十日止六個月 — 未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元
一月一日結算的權益總額	**4,347**	4,098	4,098
直接於權益確認的匯兑差額	**20**	2	18
本期溢利	**670**	490	1,028
本期已確認收入總額	**690**	492	1,046
已付予公司股東的股息	**(266)**	(183)	(707)
應付予少數股東的股息	**(136)**	–	(68)
購入一家附屬公司額外權益	**–**	(26)	(26)
少數股東注資	**45**	–	–
除税後公平值盈利	**67**	1	4
期末結算的權益總額	**4,747**	4,382	4,347
應佔本期已確認溢利總額：			
公司股東	**548**	398	847
少數股東權益	**122**	92	181
	670	490	1,028

綜合賬目附註

1. 編製原則及會計政策

(a) 未經審核的綜合賬目乃以與二零零六年度賬目所採納的主要會計政策一致的基礎編製，並採納於編製本報告之時已頒佈及生效的香港財務報告準則若干新訂的準則及詮釋。如適用，比較數據已按需要予以修訂。

在二零零七年，集團採納以下新訂或經修訂的香港財務報告準則及詮釋：

香港(國際財務報告詮釋委員會)詮釋第七號「根據香港會計準則第二十九號應用重列法」

香港(國際財務報告詮釋委員會)詮釋第八號「香港財務報告準則第二號的範疇」

香港(國際財務報告詮釋委員會)詮釋第九號「重新評估嵌入式衍生工具」

香港財務報告準則第七號「財務工具：披露」

香港會計準則第一號(修訂)「財務報表的呈列方式：資本披露」

採納該等準則或詮釋不會對集團的會計政策造成重大改變，對所報告的二零零七年上半年業績亦無重大影響。

(b) 綜合賬目乃按照會計師公會頒佈的香港會計準則第三十四號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)開列的披露要求編製。本綜合財務資料應連同二零零六年度賬目一併閱覽。

2. 重要會計估算及判斷

集團在編製賬目的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設，包括物業、廠房及設備的生產壽命及税項的釐定。

3. 財務風險因素的管理

集團業務面臨外匯變動、公平值利率風險、信貸風險及流動資金風險。集團定期對此等風險進行檢討，以確保透過採用遠期合約、期權合約或其他適當的衍生金融工具，將風險對集團財務表現所造成的影響減至最低。集團的政策是採用以上衍生工具僅作財務風險管理用途。

4. 分項資料

集團主要於香港及中國內地從事商用飛機大修、改裝及維修業務。由於集團沒有從事其他主要業務，因此並無報告進一步的業務分項資料。集團按地區的財務資料分項分析於下方列述。共控公司的財務摘要於附註9列述。

按地區分項報告：

	主要於香港營運			於中國內地營運			分項之間抵銷			總計		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元
營業總額	**1,511**	1,192	2,502	**760**	689	1,433	**(42)**	(43)	(91)	**2,229**	1,838	3,844
營業溢利	**244**	152	317	**290**	220	432				**534**	372	749
財務收入淨額	**4**	14	26	**5**	–	4				**9**	14	30
應佔共控公司除稅後業績	**172**	136	303	**20**	13	27				**192**	149	330
除稅前溢利	**420**	302	646	**315**	233	463				**735**	535	1,109
本期溢利	**383**	278	608	**287**	212	420				**670**	490	1,028
公司股東應佔溢利	**383**	278	608	**165**	120	239				**548**	398	847

集團按地區分項資產淨值的分析：

	主要於香港營運		於中國內地營運		分項之間抵銷		總計	
	二零零七年六月三十日 港幣百萬元	二零零六年十二月三十一日 港幣百萬元	二零零七年六月三十日 港幣百萬元	二零零六年十二月三十一日 港幣百萬元	二零零七年六月三十日 港幣百萬元	二零零六年十二月三十一日 港幣百萬元	二零零七年六月三十日 港幣百萬元	二零零六年十二月三十一日 港幣百萬元
共控公司	**582**	579	**142**	119	**–**	–	**724**	698
其他資產	**3,186**	3,058	**2,208**	2,043	**(172)**	(133)	**5,222**	4,968
其他負債	**(795)**	(899)	**(576)**	(553)	**172**	133	**(1,199)**	(1,319)
資產淨值	**2,973**	2,738	**1,774**	1,609	**–**	–	**4,747**	4,347
公司股東應佔權益	**2,967**	2,732	**1,032**	933	**–**	–	**3,999**	3,665
少數股東權益	**6**	6	**742**	676	**–**	–	**748**	682
權益總額	**2,973**	2,738	**1,774**	1,609	**–**	–	**4,747**	4,347

5. 財務收入淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元
財務收入	**13**	15	33
利息支出：			
短期銀行貸款	**(4)**	(1)	(3)
	9	14	30

6. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元
本期稅項：			
香港利得稅	**29**	12	9
海外稅	**33**	23	48
	62	35	57
遞延稅項：			
遞延稅項資產增加	**(5)**	(1)	(5)
遞延稅項負債增加	**8**	11	29
	65	45	81

公司已預備港幣二千九百萬元，為截至二零零七年六月三十日止期間的香港利得稅作出準備（二零零六年六月三十日為港幣一千二百萬元；二零零六年十二月三十一日為港幣九百萬元）。香港利得稅乃以本期的估計應課稅溢利按稅率百分之十七點五計算（二零零六年為百分之十七點五）。海外稅則按各司法管轄區所採用的稅率計算。

應佔共控公司除稅後業績已扣除截至二零零七年六月三十日止期間的稅項支出港幣三千六百萬元列述（二零零六年六月三十日為港幣二千八百萬元；二零零六年十二月三十一日為港幣六千二百萬元）。

7. 每股盈利（基本及攤薄）

每股盈利乃根據截至二零零七年六月三十日止期間的公司股東應佔溢利港幣五億四千八百萬元（二零零六年六月三十日為港幣三億九千八百萬元；二零零六年十二月三十一日為港幣八億四千七百萬元）及於該期間內已發行的加權平均股份166,324,850股（二零零六年六月三十日為166,324,850股；二零零六年十二月三十一日為166,324,850股）普通股計算。

8. 物業、廠房及設備、租賃土地及土地使用權及無形資產

	物業、廠房及設備 港幣百萬元	租賃土地及土地使用權 港幣百萬元	無形資產－電腦軟件 港幣百萬元
賬面淨值：			
二零零六年十二月三十一日結算	**2,988**	**204**	**4**
匯兌差額	**6**	**1**	**-**
增置	**305**	**-**	**-**
出售	**(3)**	**-**	**-**
折舊及攤銷	**(120)**	**(2)**	**(1)**
二零零七年六月三十日結算	**3,176**	**203**	**3**

9. 共控公司

截至二零零七年六月三十日止期間及於二零零七年六月三十日結算，共控公司的應佔財務業績及財務狀況如下：

	香港航空發動機維修服務公司			其他			總計		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年 港幣百萬元	二零零六年 港幣百萬元	二零零六年 港幣百萬元	**二零零七年 港幣百萬元**	二零零六年 港幣百萬元	二零零六年 港幣百萬元	**二零零七年 港幣百萬元**	二零零六年 港幣百萬元	二零零六年 港幣百萬元
營業總額	**1,271**	1,151	2,385	**165**	115	256	**1,436**	1,266	2,641
營業開支	**(1,097)**	(1,012)	(2,071)	**(128)**	(88)	(201)	**(1,225)**	(1,100)	(2,272)
營業溢利	**174**	139	314	**37**	27	55	**211**	166	369
財務收入淨額	**2**	3	5	**1**	–	–	**3**	3	5
應佔共控公司除稅後業績	**14**	8	18	**–**	–	–	**14**	8	18
除稅前溢利	**190**	150	337	**38**	27	55	**228**	177	392
稅項	**(30)**	(25)	(55)	**(6)**	(3)	(7)	**(36)**	(28)	(62)
本期溢利	**160**	125	282	**32**	24	48	**192**	149	330
已付股息	**151**	104	299	**10**	8	16	**161**	112	315
資金運用：									
非流動資產	**363**	364	370	**88**	92	84	**451**	456	454
流動資產	**510**	522	496	**148**	117	146	**658**	639	642
	873	886	866	**236**	209	230	**1,109**	1,095	1,096
流動負債	**(314)**	(267)	(289)	**(68)**	(98)	(79)	**(382)**	(365)	(368)
非流動負債	**–**	(30)	(27)	**(3)**	–	(3)	**(3)**	(30)	(30)
	559	589	550	**165**	111	148	**724**	700	698
資本來源：									
股東權益及借款	**559**	589	550	**165**	111	148	**724**	700	698

10. 退休福利

已於資產負債表中確認的資產變動：

	本地退休計劃 港幣百萬元	海外退休計劃 港幣百萬元	總計 港幣百萬元
二零零六年十二月三十一日結算	**121**	**36**	**157**
增加原因：			
總收入	**1**	**4**	**5**
已付供款	**4**	**–**	**4**
二零零七年六月三十日結算	**126**	**40**	**166**

11. 應收及應付賬項

給予客戶的信貸條件不盡相同，一般乃根據其個別的財政能力而定。為應收貿易賬項定期進行信貸評估以減低與應收款項有關的信貸風險。

	二零零七年六月三十日 港幣百萬元	二零零六年十二月三十一日 港幣百萬元
應收貿易賬項及預付款項	**588**	486
應收共控公司款項	**19**	19
	607	505
應付貿易賬項及應計賬項	**819**	956
應付共控公司款項	**1**	3
	820	959

二零零七年六月三十日結算，百分之一百應收賬項（二零零六年十二月三十一日結算為百分之九十九）及百分之九十九應付賬項（二零零六年十二月三十一日結算為百分之九十九）的賬齡均低於六個月。

12. 衍生金融工具

	期限		
	一年內 港幣百萬元	一年後 港幣百萬元	總計 港幣百萬元
現金流量對沖：			
遠期外匯合約	15	56	71

上述遠期合約由廈門太古飛機工程公司與中國內地銀行訂約，售出其未來所得的美元或港元收入以兑換人民幣，用作未來支付第六個機庫的興建費用和部分經常性開支。遠期合約乃根據結算日的市場遠期合約匯率而標價，二零零七年六月三十日結算的名義本金總額為港幣十四億六千九百萬元（二零零六年十二月三十一日為港幣十億一千六百萬元）。

13. 股本

在本期內，公司或其附屬公司並無在香港聯合交易所購回、出售或贖回公司股份。二零零七年六月三十日結算，已發行股份數目為166,324,850股（二零零六年十二月三十一日為166,324,850股）。

14. 儲備

	收益儲備 港幣百萬元	資本贖回儲備 港幣百萬元	匯兑儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	總計 港幣百萬元
二零零六年十二月三十一日結算	3,471	19	7	2	3,499
公司股東應佔溢利	548	–	–	–	548
上年度已付末期股息	(266)	–	–	–	(266)
於期內確認	–	–	14	38	52
二零零七年六月三十日結算	3,753	19	21	40	3,833

15. 資本承擔

	二零零七年六月三十日 集團 港幣百萬元	二零零七年六月三十日 公司 港幣百萬元
經訂約但未在賬項中作準備	412	158
經董事局批准但未訂約	1,310	669
	1,722	827

資本承擔主要是有關公司於香港國際機場興建第三個機庫，以及廈門太古飛機工程公司及廈門太古起落架維修服務有限公司於中國內地廈門分別興建第六個機庫及一個起落架大修設施。

16. 有關連人士及持續關連交易

集團有若干有關連人士交易及關連交易。所有交易均在正常業務程序下進行，其價格及條件與集團其他第三方客戶／供應商所接受／提出並訂約的價格及條件相若。集團的重大及未有在此中期報告其他章節披露的交易總額及結餘摘要如下：

	附註	共控公司 截至六月三十日止六個月 二零零七年 港幣百萬元	共控公司 截至六月三十日止六個月 二零零六年 港幣百萬元	共控公司 截至十二月三十一日止年度 二零零六年 港幣百萬元	其他人士 截至六月三十日止六個月 二零零七年 港幣百萬元	其他人士 截至六月三十日止六個月 二零零六年 港幣百萬元	其他人士 截至十二月三十一日止年度 二零零六年 港幣百萬元	總計 截至六月三十日止六個月 二零零七年 港幣百萬元	總計 截至六月三十日止六個月 二零零六年 港幣百萬元	總計 截至十二月三十一日止年度 二零零六年 港幣百萬元
提供服務所得的收入：										
國泰航空有限公司集團（在符合申報上限規定下）	a	–	–	–	906	600	1,245	906	600	1,245
其他收入	b	72	47	111	–	21	382	72	68	493
		72	47	111	906	621	1,627	978	668	1,738
購買項目：										
根據服務協議向香港太古集團有限公司支付的費用										
一 期內應付服務費	a				18	12	28	18	12	28
一 按成本代支費用	a				11	10	15	11	10	15
在符合申報上限規定下的小計					29	22	43	29	22	43
一 分攤行政服務					1	1	2	1	1	2
總計					30	23	45	30	23	45
向一家由太古股份有限公司全資擁有的專屬自保保險公司 SPACIOM 投保的財產保險					2	2	3	2	2	3
向國泰航空有限公司購買備件					4	9	17	4	9	17
其他購買項目	c	3	4	8	5	3	91	8	7	99
		3	4	8	41	37	156	44	41	164
應收賬項	d	19	12	19	243	82	276	262	94	295
應付賬項	d	1	1	3	54	10	23	55	11	26

附註：

a. 此等交易歸入上市規則第14A章「持續關連交易」的定義類別。
為國泰航空有限公司集團提供的服務包括飛機維修、全貨維護全套服務、庫存管理及物流支援。

b. 其他來自共控公司的收入，主要來自為香港航空發動機維修服務公司提供的引擎部件修理服務及按一般公平商業原則的設備租務，以及按成本收費提供的若干行政服務。

c. 自共控公司購買的服務主要為向香港航空發動機維修服務公司支付的飛機部件大修費用。

d. 此等交易已分別於「綜合資產負債表」的「應收及預付賬項」及「應付及應計賬項」內反映。

按上市規則所需提供的資料

企業管治

公司的審核委員會已審閱截至二零零七年六月三十日止六個月的業績。

在中期報告所包括的會計期間內，公司均遵守香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四所載《企業管治常規守則》（「企業管治守則」）開列的所有守則條文及大部分建議最佳常規。

公司就董事及有關僱員（定義見企業管治守則）進行的證券交易，採納了不低於上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》（「標準守則」）的行為守則。

經特定查詢後，所有董事均確認就中期報告所包括的會計期間有遵從標準守則及公司有關董事證券交易守則所訂的行為守則。

披露權益

董事權益

於二零零七年六月三十日，根據證券及期貨條例第三百五十二條須設立的名冊內所登記，董事在香港飛機工程有限公司及其相關法團（定義見證券及期貨條例第 XV 部）廈門太古飛機工程有限公司的股份中持有以下實益：

香港飛機工程有限公司	持有身份	股份數目	佔已發行股本百分比(%)	附註
米高嘉道理爵士（代董事）	信託	3,782,886	2.27	1
李德信	個人	124,800	0.08	–
唐子樑	個人	20,000	0.01	–

廈門太古飛機工程有限公司	持有身份	佔已發行股本百分比(%)	附註
陳炳傑	受控法團	2.00	2

附註
1. 米高嘉道理爵士是最終持有此等股份的酌情信託的其中一位受益人及創立人。
2. 股份由陳炳傑持有三成權益的達群發展有限公司持有。

除上述外，公司的董事或行政總裁並無在公司或其任何相聯法團（定義見證券及期貨條例第 XV 部）的股份或相關股份及債券中擁有任何實益或非實益的權益或淡倉。

主要股東權益及其他權益

根據證券及期貨條例第三百三十六條須設立的股份權益及淡倉權益名冊所載，於二零零七年六月三十日，公司已獲通知主要股東及其他人士於公司的股份持有以下權益：

	股份數目	已發行股本百分比	權益類別（附註）
1. 國泰航空有限公司	45,649,686	27.45	實益擁有人
2. 太古股份有限公司	100,200,303	60.24	實益擁有人及應佔權益[1]
3. 英國太古集團有限公司	100,200,303	60.24	應佔權益[2]
4. Marathon Asset Management Limited	9,742,130	5.86	投資經理

附註： 於二零零七年六月三十日：

(1) 太古股份有限公司作為實益擁有人持有公司54,550,617股股份權益，亦因太古股份有限公司擁有國泰航空有限公司約百分之三十九點九二權益，而被視作持有45,649,686股由國泰航空公司直接持有的公司股份權益；

(2) 因英國太古集團有限公司（「太古」）直接或間接擁有太古股份有限公司股份權益，即約百分之三十四點三二已發行股本及約百分之五十四點八六投票權，而太古股份有限公司擁有公司權益，太古及其全資附屬公司香港太古集團有限公司被視作持有公司 100,200,303 股股份權益。

財務日誌及投資者資訊

二零零七年度財務日誌

中期報告送交各股東	八月十七日
股份除息交易	九月六日
股票過戶手續暫停辦理 *	九月十日至十四日
派發中期股息	九月二十五日

* 為符合資格享有中期股息，所有過戶表格連同有關股票必須於二零零七年九月七日（星期五）下午四時三十分正送達公司的股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。

註冊辦事處

香港金鐘道八十八號
太古廣場二座三十五樓

核數師

羅兵咸永道會計師事務所

股票代號

香港聯合交易所： 00044
美國預託證券編號： HKAEY
CUSIP 參考編號： 438569105

股票托管處

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY10286-1258
U.S.A.
電話：1-888-BNY-ADRS (1-888-269-2377)
（美國境內免費電話）
傳真：1-212-571-3050
電郵：ADR@bankofny.com
網址：www.adrbny.com

主要往來銀行

香港上海匯豐銀行有限公司

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心四十六樓
網址：www.computershare.com

網址

www.haeco.com

查詢有關香港飛機工程有限公司的詳情，請聯絡：

香港飛機工程有限公司
公共事務總經理
香港金鐘道八十八號
太古廣場二座三十五樓
電話：(852) 2840-8098
傳真：(852) 2526-9365

END